Summary of Terms
                            Of 1997 Director Options

In general, the terms of the Director stock options are as follows:

Exercise price: $6.00 per share (as adjusted for a stock split effective
                July 1, 1998).

Vesting: The option can be exercised for one-half of the optioned shares between February 1, 2002 and January 31, 2003 and the remaining one-half of the optioned shares between February 1, 2003 and January 31, 2004.

Termination: The option can be exercised by a director's estate for a period of six months following death.

Retirement:  Directors who retire from service from the Board of Directors remain entitled to exercise director options in accordance with the terms of the 1995 Stock Option Plan.

In addition, the stock options are also subject to the same terms and conditions as contained in the 1995 Stock Option Plan of Republic Bancorp, Inc